China Ritar Power Corp.
Room 405, Tower C, Huahan Building
16 Langshan Road, North High-Tech Industrial Park
Nanshan District, Shenzhen, China 518057

                                February 4, 2010

Brian Cascio
Accounting Branch Chief
United States Securities and
Exchange Commission
Washington, D.C. 20549

Re:	China Ritar Power Corp.
Form 10-K for the fiscal year ended December 31, 2008
Filed March 31, 2009
Form 10-Q for the fiscal quarter ended September 30, 2009
File No. 000-25901

Mr. Cascio:

This letter responds to certain comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter from the Staff to China Ritar Power Corp. (the “Company”) dated December 22, 2009.

For your convenience, we have included each of the Staff’s comments in italics before each of the Company’s responses.  References in this letter to “we,” “our” or “us” mean the Company or its advisors, as the context may require.

Form 10-K for the fiscal year ended December 31, 2008

Forward-Looking Statements, page 1

1.
In your applicable future filings, please do not refer to safe harbors that do not apply. For example, given your disclosure on page 10 regarding penny stock regulations, it appears your reference to Section 27A of the Securities Act and 21E of the Exchange Act are inapplicable. See Securities Act Section 27A (b) (1) (C) and Exchange Act Section 21E (b) (1) (C).

Response:  In applicable future filings the Company will not refer to safe harbors that do not apply, including references to Section 27A of the Securities Act and 21E of the Exchange Act.

Item 9A (T). Controls and Procedures, page 36

(c) Changes in internal control over financial reporting, page 36

2.
We reference your disclosure that “during the fiscal year ended December 31, 2008,” there was no change in internal control over financial reporting that materially affected or is reasonably likely to materially affect internal control over financial reporting. Please advise future filings to disclose any change in internal control over financial reporting that occurred during the last fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, internal control over financial reporting. Refer to Item 308T (b) of Regulation S-K.

Response:  In future filings the Company will disclose any change in internal control over financial reporting that occurred during the last fiscal quarter (the Company’s fourth fiscal quarter in the case of the an annual report) that has materially affected, or is reasonably likely to materially affect, internal control over financial reporting.

Board Composition and Committees, page 38

3.	In your applicable future filings, please identify each member of your audit committee. See Regulation S-K Item 407(d) (4). Your disclosure here appears to identify only who chairs that committee.

Response:  In applicable future filings the Company will identify each member of the Company’s audit committee.

Director Compensation, page 41

4.
Please tell us and revise future applicable filings to clarify the amount of compensation you report for Jianjum Zeng that relates to his service as a director and the amount that relates to his service as chief operating officer.

Response:  In applicable future filings the Company will clarify the amount of compensation it reports for Jianjun Zeng that relates to his services as a director and the amount that relates to his service as chief operating officer.  Specifically the Company will disclose that all of the compensation reported for Jianjum Zeng relates to his service as chief operating officer.

Consolidated Financial Statements

Note 6. Inventory, page F-15

5.
We see that you present an allowance for inventory impairment as a deduction from the cost of gross total inventories. Tell us why the allowance should not be allocated to and netted with the individual components of inventory for purposes of this disclosure. We refer you to FASB ASC 330-10-35-14 and SAB Topic 5-BB, both of which indicate that inventory impairment charges establish a new cost basis for impaired inventory.

Response:  The Company notes your comment and agrees that the allowance should be allocated with the individual components of inventory for purposes of this disclosure.  In future filings we will utilize the following format:

6.  Inventory

Inventory by major categories are summarized as follows:

	As of December 31,
	2008	2007

Raw materials (less allowance for valuation and slow moving items of)	$2,111,996	$1,609,307
Work in progress (less allowance for valuation and slow moving items of )	9,468,922	5,138,735
Finished goods (less allowance for valuation and slow moving items of)	3,774,325	5,366,005
	15,355,243	12,114,047
Less: allowance for valuation and slowing moving item	(777,013)	(263,365)
Total	$14,578,230	$11,850,682

Item 15. Exhibits, Financial Statement Schedules, page 44

6.
We note that Exhibit 32.2 refers to an entity other than the registrant. Therefore, please file a full amendment to your annual report on Form 10-K for the fiscal-year ended December 31, 2008, including all required exhibits, such as those required by Regulation S-K Item 601(b)(31) and (32).

Response:  The Company has filed a full amendment to its annual report on Form 10-K for the fiscal-year ended December 31, 2008, including all required exhibits, such as those required by Regulation S-K Item 601(b)(31) and (32).

Form 10-Q for the fiscal quarter ended September 30, 2009

Condensed Consolidated Financial Statements, page 1

7.	Please revise future filings to remove the label “audited” from the December 31, 2008 financial statements since all disclosure required under US GAAP are not presented in the Form 10-Q.

Response:  In future filings the Company will remove the label “audited” from the December 31, 2008 financial statements.

Condensed Consolidated Statements of Cash Flows, page 6

8.
We see that you reconcile net income attributable to China Ritar shareholders to net cash provided by (used in) operating activities. Under FASB ASC 230-10, a statement of cash flows prepared under the indirect method should start with “net income.” FASB ASC 810-10-65-1 defines “net income” as net income attributable to both the controlling and noncontrolling interests. As such, in future filings please begin your consolidated statement of cash flows with “net income” as defined in FASB ASC 810-10-65-1. Please also note that “net income attributable to noncontrolling interests” should not be included as a reconciling item in the operating section of a consolidated cash flow statement.

Response:  In future filings the Company will begin its consolidated statement of cash flows with “net income” as defined in FASB ASC 810-10-65-1.  In addition, the Company will not include “net income attributable to noncontrolling interests” as a reconciling item in the operating section of a consolidated cash flow statement.

Results of Operations, page 23

9.
We see from your discussion that revenues and cost of sales is highly dependent on the cost of raw materials. In future filings, please provide a more detailed discussion of the nature of the raw materials and how their price fluctuations impacted your operations. In your discussion, please include the impact of the capacity expansion which resulted in your ability to produce lead plates in-house.

Response:  In future filings the Company will provide a more detailed discussion of the nature of the raw materials and how their price fluctuations impacted the Company’s operations.  In this discussion the Company will include the impact of the capacity expansion which resulted in the Company’s ability to produce lead plates in-house.  Specifically the Company will disclose the following:

Lead is the most important raw material used in the production of our products. Lead is traded on the world’s commodity markets and its price fluctuates daily, our lead price is based on the average price in Shanghai Nonferrous Metals (the net web).The cost of lead accounts for approximately 62.8% of the total cost of raw materials. We have provided a sales policy with our clients that the price of our products will fluctuate 0.6% every time the price of lead fluctuate by 1%.  Hengyang Ritar has commenced production of lead plates, which comprises approximately 70.2% of the total cost of lead acid batteries. We expect that vertically integrating the production of lead plates will provide an approximate 3%-5% improvement in gross margins for the Company in the long-term. However, we had low capacity utilization for the new factory in Hengyang and couldn’t improve our gross margins in 2009.

Liquidity and Capital Resources, page 32

10.
We note the disclosure that the main uses of cash are payments for the acquisition of property, plant and equipment. In future filings, please clarify whether those acquisitions relate to production capacity expansion or replacement of your current property, plant and equipment. Also, in future filings, clarify whether your operational cash flow is sufficient for those acquisitions and, if not, identify the alternative sources of cash on which you relied.

Response:  In future filings the Company will clarify whether its acquisition of property, plant and equipment relate production capacity expansion or replacement of its current property, plant and equipment.  In addition, in future filings the Company will clarify whether its operational cash flow is sufficient for those acquisitions and, if not, the Company will identify the alternative sources of cash on which it relied.  Specifically the Company will disclose the following:

Company mainly uses its cash for payments for the acquisition of property, plant and equipment in order to expand capacity.  Our operational cash flow has been sufficient for these acquisitions and we believe that our currently available cash is adequate to sustain those acquisitions through at least the next twelve months. We may determine to seek additional equity financing in the public markets or debt financing when we continue to expand capacity in subsequent periods.

Form 8-K dated March 31, 2009

11.
We note that you present non-GAAP measures in the form of non-GAAP statement of income. This format may be confusing to investors as it results in the creation of many additional non-GAAP measures, gives the impression that the non-GAAP presentation represents a comprehensive basis of accounting, and includes line items and subtotals which have not been individually described to investors. It is not clear whether or how management uses each of these non-GAAP measures or if they are only shown here as a result of the presentation format. Under Instruction 2 of Item 2.02 of Form 8-K when furnishing information under the item you must provide all of the disclosures required by Item 10(e)(1)(i) of Regulation S-K, including a reconciliation to the directly comparable GAAP measure for each non-GAAP measure presented with explanation why you believe each measure provides useful information to investors. You may want to also consider the additional guidance in Question 8 of the FAQ Regarding the Use of Non-GAAP Financial Measures.

•
Please remove the non-GAAP statement of income from all future filings and instead provide only those non-GAAP measures used by management that you wish to highlight for investors, with the appropriate reconciliations and disclosures.

•
Please note that in the event that your Form 8-K is incorporated by reference into a 1933 Act registration statement, we may have additional questions relating to the appropriateness of this information being included in a document filed with, and not just furnished to, the Commission. At that time, we may request an amendment to the Form 8-K.

Response:  The Company will remove the non-GAAP statement of income from all future filings and instead provide only those non-GAAP measures used by management that it wishes to highlight for investors, with the appropriate reconciliations and disclosures.

The Company acknowledges that in the event its Form 8-K is incorporated by reference into a 1933 Act registration statement, the Staff may have additional questions relating to the appropriateness of this information being included in a document filed with, and not just furnished to, the Commission and at that time, the Staff may request an amendment to the Form 8-K.

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that you will find the foregoing responsive to the comments of the Staff.  Comments or questions regarding this letter may be directed to the undersigned or Ryan Nail, Company counsel, at (415) 955-8900.

Sincerely,

/s/ Aijun Liu
Aijun Liu
Chief Financial Officer

cc:           Ryan Nail, Esq.